Filed by Software Acquisition Group Inc. III Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Software Acquisition Group Inc. III Commission File No.: 001-40682 Commission File No. for the Related Registration Statement: 333-262723 Date: August 2, 2022 EXECUTIVE PRESENTATION AUGUST 2022

DISCLAIMER This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Software Acquisition Group Inc. III (“SWAG III”) and Branded Online, Inc. (the “Company” or “Nogin”). The information contained herein does not purport to be all-inclusive and none of SWAG III, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SWAG III, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Forward-Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or SWAG III’s or the Company’s future financial or operating performance. For example, projections of future Adjusted EBITDA, Adjusted Gross Profit, G&A expenses, Sales & Marketing expenses and R&D expenses are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SWAG III and its management, and the Company and its management, as the case may be, are inherently uncertain. These forward‐looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of SWAG III. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SWAG III, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SWAG III, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the risk that SWAG III, the Company and certain other parties to the business combination and related transactions (collectively, the “Transactions”) may amend one or more agreements applicable to the Transactions prior to the closing of the Transactions, and/or that the Transactions may not be completed in a timely manner, in the amount described herein or at all; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in SWAG III’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, (iii) definitive proxy statement/prospectus filed with the SEC on July 27, 2022 and (iv) other documents filed by SWAG III from time to time with the SEC. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward- looking statements, which speak only as of the date they are made. Neither SWAG III nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with United States generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA, Adjusted Gross Profit, G&A expenses, Sales & Marketing expenses and R&D expenses. These non- GAAP measures, and other measures that are not calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to operating income, net income, cash flows from operations or any other profitability, liquidity or performance measures derived in accordance with GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company uses these non-GAAP measures for trend analyses, for budgeting and planning purposes. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. The management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. 2

DISCLAIMER (CONT.) This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results for the Company's fiscal years 2022 through 2023. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those presented in the prospective financial information. The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that SWAG III and the Company, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Industry and Market Data The information, data and statistics contained herein are derived from various internal (including data that SWAG III and the Company have internally collected) and external third-party sources. While SWAG III and the Company believe such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither SWAG III nor the Company has independently verified the accuracy or completeness of the information provided by third party sources. No representation is made, by SWAG III's or the Company's management, as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance. SWAG III and the Company assume no obligation to update the information in this presentation. Participants in the Solicitation SWAG III and the Company and their respective its directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SWAG III’s stockholders in connection with the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SWAG III is contained in SWAG III’s definitive proxy statement/prospectus dated July 27, 2022, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SWAG III in connection with the proposed business combination. A list of the names of the Company’s directors and executive officers and information regarding their interests in the proposed business combination are set forth in the definitive proxy statement/prospectus dated July 27, 2022. Additional Information for Investors and Stockholders SWAG III has filed with the SEC a proxy statement/prospectus relating to the proposed Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. This presentation is not a substitute for any registration statement or for any other document that SWAG III or the Company may file with the SEC in connection with the proposed Business Combination. Investors and security holders are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SWAG III and the proposed Business Combination. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of SWAG III as of the Record Date. Stockholders may also obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge through the website maintained by the SEC at www.sec.gov, or by directing a request to: Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Trademarks SWAG III and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third-parties, which are the property of their respective owners. The use or display of third-parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with SWAG III or the Company, or an endorsement or sponsorship by or of SWAG III or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate in any way that SWAG III or the Company will not assert to the fullest extent under applicable law their respective rights or the rights of the applicable licensor(s) to these trademarks, service marks, trade names and copyrights. 3

INTRODUCTION 1 4

TODAY’S PRESENTERS Jan-Christopher Nugent Michael Lin Jonathan Huberman Co-CEO / Co-Founder CFO Co-CEO / President 5

KEY INVESTOR HIGHLIGHTS Fast-growing $933B eCommerce market Market-leading eCommerce platform purpose-built with a focus on innovation, actively growing GMV by CAGR of 20%+ from 2019A – 2021A (1) Strong revenue growth of 50% CAGR from 2021A – 2023E with the highly profitable CaaS Platform driving future growth Proprietary data asset enriches a unique eCommerce Customer Data Platform (“CDP”) Experienced management team with an established track record of building out high-value eCommerce platforms 1) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 33 – 34 for GAAP reconciliation detail. 6

OUR MISSION IS TO HELP BRANDS COMPETE WITH BIG RETAIL “WE MAKE THE COMPLEX SIMPLE” Market Giant hole in the market where brands / retailers need full-stack Opportunity enterprise commerce but don’t have the budget, expertise, and time to deliver it Our Solution o Nogin delivers an enterprise-class eCommerce platform o Zero upfront cost and quick time-to-market o Optimization and R&D for superior sales growth o Advanced modules such as CDP and Social Commerce drive incremental client GMV growth Revenue Model % of GMV aligning our interests with our clients 10x+ 70% 97% 12% LTV:CAC 2023E Revenue 2023E CaaS 2023E Adj. 2021A Growth Gross Margin EBITDA Margin (1) Capital Raised: $12M Verticals Served: Multi-Vertical / Global 1) $11.6M equity capital raised to date as of 03/31/2022. 7

ILLUSTRATIVE REVENUE BREAKDOWN


BRAND X
Platform Fees
~5-15% of GMV
Marketing Fees
~5-12% of GMV
Shipping Fees
~3-8% of GMV

~13-35% Total

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Note: Large GMV clients receive volume discounts of approximately 15-20% of GMV

$10M GMV

$1.5M in Platform Fees

$1M from Marketing

$800K from Shipping

$3.3M in Revenue

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MARKET LANDSCAPE Attractively positioned within the eCommerce solution landscape to serve the retail market SMB – SaaS NOGIN – Commerce-as-a-Service ENTERPRISE – SaaS Implementation 4-6 mo. 1-3 mo. 12-24 mo. Set-up $80K – $450K $0 $500K – $5M Capabilities Basic Storefront with Paid App Store Full Stack Full Stack (1) Model SaaS with fee for service SI network and apps CaaS – All updates, optimization and R&D Limited innovation / difficult to integrate with for future capabilities included newer tech or to get into app ecosystem / no R&D Annual R&D and SI Expense 20% GMV 0% GMV 12% GMV Note: Competitor figures are based on Nogin customer experiences with these competitors and are highly dependent on a number of factors, including but not limited to a customer's particular experience with such competitors. Nogin and SWAG III believe that these figures are a reasonable approximation of the services and cost of services provided by these competitors, but they have not independently verified for their accuracy or completeness. Different customers may have different experiences with such competitors or with Nogin than are reflected on this page. 9 1) SI defined as Systems Integrator.

CLIENT BASE DIVERSIFIED ACROSS VARIETY OF END MARKETS APPAREL APPAREL ACTIVE + WELLNESS Women’s Women’s Women’s Denim & Children’s Athleisure Swimwear Athleisure Apparel Apparel Apparel Apparel Apparel FOOTWEAR + ACCESSORIES CONSUMER GOODS Accessories, Personal Care Luxury Shoes and Shoes and Diversified Toys, School & Home Footwear Accessories Outerwear Products Supplies, and Essentials Gifts KEY HIGHLIGHTS Proprietary data asset enriches a unique eCommerce CDP Prime candidates have complex eCommerce requirements beyond current limited DIY capabilities 10

ECOMMERCE TECHNOLOGY IS COMPLICATED – WE MAKE IT SIMPLE… Brand A Cache Site Tagging Orders, Returns, Customer CUSTOMER & Warehouse Management PROFILES Management Channel / Site Email SMS CRM / CDP Content Mgmt. Order Mgmt. PIM ETL TRANSACTIONAL CDP & AI Process DATA Reporting / Analytics Shipping Carriers Content DATA Privacy & Data & Site rd Warehouse 3 Party SCIENTISTS Protection Retail POS Management Mgmt. Fulfillment Integration Technology Note: eCommerce market fragmentation is based on Nogin management experience with these competitors and has not been independently verified for accuracy or 11 completeness. This chart is for illustrative purposes. Nogin does not have existing relationships with all of the companies included on the chart. UGC Reviews Loyalty Gift Card Site Search Product Filters Tax Returns Payments Case Mgmt.

PROPRIETARY DATA ASSET ENRICHES NOGIN’S CDP AND DRIVES AI-ENABLED INSIGHT KEY FEATURES Powerful ML technology analyzes shopper behavior and o Single view of the customer buying trends to personalize each shopping session o LTV o Personas o Dynamic Content Saving Facebook o Repeat Purchase History Look-alikes Export customer Email CDP data 50M+ Customers Customers Orders Customers Direct Mail Shipments 3B Returns Emails & SMS Sent 25TB Create segments, view customer insights and export customer data Data Processed 12

… AND WE OPTIMIZE PERFORMANCE TRADITIONALLY MANAGED MODEL NOGIN’S COMMERCE-AS-A-SERVICE PLATFORM Website Creative Development & Content Management 3PL (UI and Navigation) Warehouse Software and Hosting (eCommerce, CRM, Order Processing) Developer Customer Service (Email and telephone support for all web orders) Nogin Geniuses Media Specialists in every field B Brand RAND X X BRAND X Agency Back-End Integration (POS or inventory software integration) Affiliate Agency Marketing and Analytics Social (SEM, Email campaigns, affiliates, etc.) Media Agency Creative Warehouse and Fulfillment Agency (Pick, pack, and ship, returns management, gifting) Content 13

HIGHLY TENURED FOUNDER LED MANAGEMENT TEAM



Jan Nugent

CO-CEO / FOUNDER

- Launched Nogin in 2013
- Previously President of Commerce5, which merged with Digital River
- At Digital River, Jan helped titans like Microsoft, Sony and Best Buy



Jon Huberman

CO-CEO

- Previously CEO of various companies including Ooyala, Syncplicity, Tiburon, and Iomega Corporation
- Spent time as an investor for the Bass Family
- Led the operations of technology investments at Gores Group and Skyview Capital



Geoff Van Haeren

CTO / FOUNDER

- Co-founded Nogin and Commerce5
- Has also served as CTO at CABI, where he led the technology team in delivering a next-generation SaaS based MLM platform



Michael Lin

CFO

- Previously CFO and COO at Influential where he grew the business from $9M to $30M of revenue
- Prior to that, he was the CFO of various other companies including Mavenlink and Cake Marketing



Jay Ku

CHIEF COMMERCE OFFICER

- Previously an SVP at Leaf Group, where he oversaw branding and strategic planning for Society6
- Has worked with major brands like Disney, Levi's, Whole Foods, Kenneth Cole, Athleta, Starbucks, Ulta, Bose and others

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1) Nogin facilitated $280M of Gross Merchandise Value in 2021A.

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THE ECOMMERCE INDUSTRY IS MASSIVE AND GROWING 85% of U.S. retail in 2021 projected to be conducted $5.2T without eCommerce, representing a large Non-eCommerce (1) U.S. Retail Spend underpenetrated market $933B U.S. retail eCommerce sales projected to U.S. eCommerce (1) grow 14% in 2021 to $933B Market 15 1) eMarketer; US eCommerce Forecast 2021.

PRODUCT OVERVIEW 2 16

NOGIN INTELLIGENT COMMERCE 17

INCREMENTAL INVESTMENT IS ACCELERATING REVENUE SCALE $165M $97M $70M (1) (1) 2021A 2022E 2023E 1) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 30 – 32 for GAAP reconciliation detail. 18

CASE STUDY | DIVISION OF LARGE ENTERPRISE – NOT SELLING ONLINE

- Nogin implemented intelligent commerce globally, including a multilingual/multi-currency platform

NOGIN SOLUTION

- Syndicated entire multi-brand catalogue to 10 different marketplaces
- Enabled real-time response that grew drop shipping business
- Consolidated all data under a single architecture to propagate actionable insights to all the regional stores

350%+
INCREASE IN REVENUE IN UNDER TWO YEARS

171%
INCREASE IN DROP-SHIP BUSINESS

400%+
INCREASE IN BLACK FRIDAY REVENUE

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CASE STUDY | FOOTWEAR – PRIOR SMB SOLUTION – SALES STALLED

- The client experienced inefficiencies and significantly higher costs as a result of contracting multiple agencies to operate its eCommerce site. The client lacked digital marketing tools and a centralized, knowledgeable team to integrate them

NOGIN SOLUTION

- Led the convergence of multiple teams (technology, marketing, strategy and planning), driving greater efficiency and dramatically improving eCommerce site metrics
- Revamped the shopping funnel from every source, optimized for every device
- Launched new SMS program and loyalty programs to reach and retain customers

1000%+	26%	40%
ROAS[(1)] FROM NEWLY CREATED SMS PROGRAM	INCREASE IN MOBILE CONVERSION RATE	INCREASE IN MOBILE DEMAND

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1) ROAS defined as Return on Advertising Spend.

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CASE STUDY | APPAREL – DEPLOYED ENTERPRISE – SEEKING COST SAVINGS o The client closed all its retail locations and made the strategic decision to be a strictly direct-to-consumer brand and engaged Nogin to provide its full suite of services and technologies NOGIN SOLUTION o Launched the client’s new site within 60 days of engagement, including a full integration with their legacy system o Drove increasing margins by utilizing AI and ML to maximize the return on stacked promos and free shipping offers o Boosted customer LTV through Nogin’s loyalty program platform 47% 54% 50%+ REDUCTION IN MARKETING INCREASE IN REVENUE AND DECREASE IN AVERAGE SPEND WITH +16% REVENUE 30% INCREASE IN FULFILLMENT COSTS AND +120% ROAS CONVERSION IN ONE YEAR 21

FINANCIAL OVERVIEW 3 22

KEY PERFORMANCE METRICS 12% 97% $165M 2023E EBITDA Margin 2023E CaaS Platform Gross Margin 2023E Revenue PROFITABLE PROFITABLE SOFTWARE PLATFORM ESTABLISHED SCALE 7x 70% 91% Growth over last 5 years 2022E - 2023E 2022E - 2023E REVENUE GROWTH REVENUE GROWTH CaaS REVENUE GROWTH 10x+ $2M 109% LTV:CAC IN 2021A IN 2021A IN 2021A AVERAGE CONTRACT VALUE NET REVENUE RETENTION EFFICIENCY 23

REVENUE BY TYPE ($ in millions) CaaS COMMENTARY Marketing & Shipping o CaaS Platform is driving $165 Other revenue growth with a projected 91% increase in 2023E o Adoption of SaaS products, $84 Smart Marketer and Smart Ship, is expected to drive expansion of Nogin’s CaaS $97 Platform o Marketing & Shipping is $70 $44 projected to grow 57% in 2023E $32 $79 $50 $37 $1 $2 $1 (1) (1) 2021A 2022E 2023E 24 1) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 30 – 32 for GAAP reconciliation detail.

DRIVING INCREASED GROSS MARGIN Gross Margins Projected To Improve As Nogin Continues To Scale Its Highly Profitable CaaS Platform (1) 2021A 2023E Gross Profit by Type Gross Profit by Type CaaS Non-CaaS Gross Margin Gross Margin 16% 15% $13M $6M Gross Margin $82M $31M Gross Margin 90%+ 90%+ Total Gross 52% 58% Margin 1) 2021 financials shown as Non-GAAP for comparative purposes, adjusting for non-recurring inventory sale; this includes an addition of $9M in CaaS Revenue, $11M in Marketing & Shipping Revenue, and $0.5M in Other Revenue, as well as an addition of $9M in Marketing & Shipping COGS and reduction of $20M in Other COGS. 25 See pages 30 – 32 for GAAP reconciliation detail.

EXPECTED REVENUE GROWTH Supported Through Pipeline Expansion And Net Upsell From Current Customers ($ in Millions) $20 $25 $23 $3 $13 $165 $11 Expanding sales team Growing adoption & upsell of Smart $97 Market & Smart Ship $70 (1) (1) 2021A Net Upsell / Downsell / Identified Pipeline Smart Ship/Smart 2022E Net Upsell / Downsell / Identified Pipeline Smart Ship/Smart 2023E (2) (2) Churn Marketer/Intelligent Churn Marketer/Intelligent Commerce/Incremental Commerce/Incremental CaaS CaaS 1) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 30 – 32 for GAAP reconciliation detail. 26 2) Projected revenue nets the projected increase and loss of revenue from upsell/downsell/churn activity from the prior year’s existing customer base.

FULL 2020 – 2023 NON-GAAP P&L

($ in millions)

INCOME STATEMENT

	2020A	2021A [1]	Q1'2022A	2022E [1]	2023E
(1) GMV	$280.2	$277.6	$54.8	$312.1	$468.3
Revenue					
CaaS	$24.5	$31.9	$7.8	$44.1	$84.2
Marketing & Shipping	19.5	36.8	9.3	50.3	79.1
(2) Other	1.5	1.3	1.1	2.5	1.3
(3) Total Revenue	$45.5	$70.0	$18.2	$96.9	$164.6
CaaS	$0.9	$1.3	0.4	$1.3	$2.2
Marketing & Shipping	17.0	32.3	8.3	43.4	67.6
Other	0.1	0.2	1.2	0.9	--
Total Cost of Revenue	18.0	33.9	9.8	45.7	69.8
Gross Profit	$27.5	$36.1	$8.4	$51.2	$94.8
Gross Margin	*60%*	*52%*	*46%*	*53%*	*58%*
General and Administrative	$21.5	$32.2	11.1	38.8	$48.6
Sales and Marketing	1.1	1.9	0.6	3.0	7.8
Technology and Development	7.0	6.3	2.0	14.1	22.1
Operating Expenses	29.7	40.4	13.6	55.9	78.5
Operating Income (Loss)	($2.1)	($4.2)	($5.2)	($4.7)	$16.3
Adjusted EBITDA [2]	$0.7	$5.7	($4.0)	($1.9)	$19.1
Adjusted EBITDA Margin [2]	*1%*	*8%*	*(22%)*	*(2%)*	*12%*

COMMENTARY

1. 2019-2020 GMV growth impacted by COVID customer discounts
2. Other includes Implementation Fees and Other
3. Revenue is earned from multiple verticals with a global expansion opportunity

1) Non-GAAP P&L shown to normalize non-recurring inventory sale in 2021 and 2022; GAAP reconciliation found on pages 30 – 32 in the appendix.
2) Adjusted EBITDA adds back Depreciation and Amortization, Non-Cash Rent Payments., Capitalized R&D, Acquisition-Related Costs and Other Income from Operating Income. EBITDA reconciliation to GAAP Operating Income found on page 34 in the appendix.
3) Growth driven organically; two small asset purchases for customer maintenance. Total cash outflow: $580k

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TRANSACTION SUMMARY

($ and shares in millions)

Transaction Highlights

- Pro Forma Enterprise Value of $658M based on 6.8x 2022E Pro Forma Revenue of $97M
- Existing Nogin equity holders will roll 96% of their equity into the post-combination company and will own approximately 66% of the post-combination company on a non-fully diluted basis (1)

Pro Forma Valuation

	At-Transaction	Pro Forma
Nogin Illustrative Share Price	$10.00	$10.00
Pro Forma Shares Outstanding	54.2	82.7
Cash Consideration	15	*NA*
Equity Value	$566	$827
Net Debt (1)	$24	($169)
Total Enterprise Value	$590	$658
TEV / CY'22E Revenue ($97M)	6.1x	6.8x
TEV / CY'23E Revenue ($165M)	3.6x	4.0x

Source of Funds

Cash Held in Trust (2)	$231.5
Convertible Notes	65.0
Issuance of SWAG III Equity	551.0
Total Sources	$847.5

Uses of Funds

Cash to Balance Sheet (2)	$232.6
Rollover Equity	551.0
Paydown Existing Debt (3)	25.7
Cash to Existing Nogin Equity Holders	15.0
Estimated Fees	23.3
Total Uses	$847.5

Pro Forma Ownership % @ $10 / Share (4)



7%
28%
66%
Current Nogin Equity Holders
Public Stockholders
SWAG III Sponsor

Source: Nogin Financials.
1) Based on Nogin balance sheet as of March 31, 2022.
2) Assumes no stockholder redemptions.
3) Net debt based on Nogin balance sheet as of March 31, 2022.
4) Based on pro forma share count of 82.7 million shares which includes 54.2 million legacy Nogin shares, 22.8 million SWAG III public shares and 5.7 million SWAG III founder shares. Pro forma shares do not reflect impact from the SWAG III warrants subjected to earnout or shares underlying equity awards that may be issued pursuant to an equity incentive plan to be adopted at closing and assumes no redemptions.

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APPENDIX A 29

2021 NON-GAAP REVENUE, COGS AND OPERATING EXPENSES GAAP RECONCILIATION ($ in thousands) GAAP RECONCILIATION COMMENTARY Revenue 2021A GAAP Additions Subtractions 2021A Non-GAAP 1 Non-recurring Inventory Sales $51,346 -- ($51,346) -- 1 Non-GAAP Revenue does not CaaS 22,941 8,952 -- 31,893 include inventory sales but Marketing & Shipping 26,279 10,533 -- 36,812 includes assumed CaaS sales Other 781 501 -- 1,282 Total Revenue $101,348 $19,985 ($51,346) $69,987 2 Non-GAAP Cost of Sales does not Cost of Sales 2021A GAAP Additions Subtractions 2021A Non-GAAP include inventory but includes 2 CaaS $1,326 -- -- $1,326 costs associated with CaaS sales Marketing & Shipping 22,848 9,483 -- 32,331 Other 20,431 -- (20,231) 201 3 Non-GAAP Operating Expenses Total Cost of Sales $44,605 $9,483 ($20,231) $33,858 does not include infrastructure Operating Expenses 2021A GAAP Additions Subtractions 2021A Non-GAAP 3 and expenses directly related General and Administrative $38,932 -- ($6,732) $32,200 inventory sales Sales and Marketing 1,880 -- -- 1,880 Technology and Development 22,203 -- (15,922) 6,281 Total Operating Expenses $63,015 -- ($22,654) $40,362 30

2022 NON-GAAP REVENUE, COGS AND OPERATING EXPENSES GAAP RECONCILIATION ($ in thousands) GAAP RECONCILIATION COMMENTARY Revenue 2022E GAAP Additions Subtractions 2022E Non-GAAP 1 Non-recurring Inventory Sales $50,551 -- ($50,551) -- 1 Non-GAAP Revenue does not CaaS 35,152 8,987 -- 44,139 include inventory sales but Marketing & Shipping 36,136 14,157 -- 50,294 includes assumed CaaS sales Other 2,467 -- -- 2,467 Total Revenue $124,307 $23,145 ($50,551) $96,900 2 Non-GAAP Cost of Sales does not Cost of Sales 2022E GAAP Additions Subtractions 2022E Non-GAAP include inventory but includes 2 CaaS $1,307 -- -- $1,307 costs associated with CaaS sales Marketing & Shipping 31,132 12,269 -- 43,401 Other 32,209 -- (31,261) 948 3 Non-GAAP Operating Expenses Total Cost of Sales $64,647 $12,269 ($31,261) $45,655 does not include infrastructure Operating Expenses 2022E GAAP Additions Subtractions 2022E Non-GAAP 3 and expenses directly related General and Administrative $43,133 -- ($4,342) $38,791 inventory sales Sales and Marketing 3,032 -- -- 3,032 Technology and Development 28,818 -- (14,722) 14,096 Total Operating Expenses $74,983 -- ($19,065) $55,918 31

2023 NON-GAAP REVENUE, COGS AND OPERATING EXPENSES GAAP RECONCILIATION ($ in thousands) GAAP RECONCILIATION COMMENTARY Revenue 2023E GAAP Additions Subtractions 2023E Non-GAAP 1 Non-recurring Inventory Sales -- -- -- -- 1 Non-GAAP Revenue does not CaaS 84,217 -- -- 84,217 include inventory sales but Marketing & Shipping 79,117 -- -- 79,117 includes assumed CaaS sales Other 1,261 -- -- 1,261 Total Revenue $164,596 -- -- $164,596 2 Non-GAAP Cost of Sales does not Cost of Sales 2023E GAAP Additions Subtractions 2023E Non-GAAP include inventory but includes 2 CaaS $2,239 -- -- $2,239 costs associated with CaaS sales Marketing & Shipping 67,559 -- -- 67,559 Other -- -- -- -- 3 Non-GAAP Operating Expenses Total Cost of Sales $69,798 -- -- $69,798 does not include infrastructure Operating Expenses 2023E GAAP Additions Subtractions 2023E Non-GAAP 3 and expenses directly related General and Administrative $48,593 -- -- $48,593 inventory sales Sales and Marketing 7,842 -- -- 7,842 Technology and Development 22,074 -- -- 22,074 Total Operating Expenses $78,509 -- -- $78,509 32

GAAP 2020 – 2023 P&L ($ in thousands) 2020A 2021A Q1'2022A 2022E 2023E GMV $280,197 $277,583 $54,758 $312,122 $468,290 Revenue CaaS $24,466 $74,288 $18,529 $85,703 $84,217 Marketing & Shipping $19,505 $26,279 $5,550 $36,136 $79,117 Other $1,546 $781 $1,120 $2,467 $1,261 Total Revenue $45,517 $101,348 $25,199 $124,307 $164,596 CaaS $865 $1,326 $375 $1,307 $2,239 Marketing & Shipping 17,034 22,848 4,961 31,132 6 7,559 Other 99 20,431 10,350 3 2,209 - Total Cost of Revenue $17,997 $44,605 $15,686 $64,647 $69,798 Gross Profit $27,520 $56,743 $9,513 $59,659 $94,797 Operating Expenses General and Administrative $21,509 $38,932 $12,880 $43,133 $48,593 Sales and Marketing 1,132 1,880 594 3,032 7,842 Technology and Development 7,022 22,203 6,092 28,818 22,074 Total Operating Expenses $29,663 $63,015 $19,565 $74,983 $78,509 Operating Income (Loss) ($2,143) ($6,272) ($10,052) ($15,323) $16,288 (1) Adjusted EBITDA $671 $3,617 ($8,872) ($12,530) $19,075 1) Adjusted EBITDA adds back Depreciation and Amortization, Non-Cash Rent Payments., Capitalized R&D, Acquisition-Related Costs and Other Income from 33 Operating Income. EBITDA reconciliation to GAAP Operating Income found on page 34 in the appendix.

ADJUSTED EBITDA GAAP RECONCILIATION ($ in thousands) 2019A 2020A 2021E Q1 2022A 2022E 2023E Net Income (Loss) $0.3 ($1,140) ($66) ($9,942) ($16,382) $14,206 Income Tax 25 190 1,183 158 1 -- Earnings Before Tax $25 ($950) $1,117 ($9,784) ($16,381) $14,206 Other Income ($2,480) ($1,418) ($8,316) ($921) ($1,609) ($918) Interest on Outstanding Debt 164 225 926 652 2,666 3,000 Earnings Before Interest and Tax ($2,291) ($2,143) ($6,272) ($10,052) ($15,323) $16,288 Add: Other Income $2,480 $1,418 $8,316 $921 $1,609 $918 Add: Capitalized R&D -- -- -- -- $100 $946 Add: Depreciation and Amortization $207 $415 $520 $201 $927 $774 Add: Non-Cash Rent Payments -- $315 $692 -- -- -- Add: Acquisition-Related Costs $623 $667 $361 $58 $157 $150 Adjusted EBITDA $1,019 $671 $3,617 ($8,872) ($12,530) $19,075 34

RISK FACTORS o Nogin has a history of operating losses, and it may not be able to generate sufficient revenue to achieve and sustain profitability. o Nogin has experienced strong growth in recent periods, and its recent growth rates may not be indicative of its future growth. o Nogin’s projections rely in large part upon assumptions and analyses developed by us and if these assumptions and analyses prove to be incorrect, Nogin’s actual operating results may be materially different from the forecasted results. o Nogin’s future revenue and operating results will be harmed if it is unable to acquire new customers, retain existing customers, expand sales to its existing customers, develop new functionality for its CaaS platform that achieves market acceptance, or the increase in ecommerce during the COVID-19 pandemic fails to continue after the pandemic ends. o Nogin may not be able to successfully implement its growth strategy on a timely basis or at all. o Failure to effectively develop and expand Nogin’s marketing and sales capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its CaaS platform. If Nogin is not able to generate traffic to its website through digital marketing, its ability to attract new customers may be impaired. o Nogin’s operating results are subject to seasonal fluctuations. o Nogin’s sales cycle with large enterprise customers can be long and unpredictable, and its sales efforts require considerable time and expense. o If Nogin fails to maintain or grow its brand recognition, its ability to expand its customer base will be impaired and its financial condition may suffer. o If Nogin fails to offer high quality support, its business and reputation could suffer. o If Nogin fails to improve and enhance the functionality, performance, reliability, design, security and scalability of its CaaS platform and innovate and introduce new solutions in a manner that responds to its customers’ evolving needs, its business may be adversely affected. o Payment transactions on Nogin’s CaaS platform subject it to regulatory requirements, additional fees, and other risks that could be costly and difficult to comply with or that could harm its business. o Activities of customers, their shoppers, and Nogin’s partners could damage Nogin’s brand, subject it to liability and harm Nogin’s business and financial results. o Nogin is dependent upon customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce. o The COVID-19 pandemic may continue to materially and adversely affect Nogin’s business, financial condition and results of operations. o Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt Nogin’s business. o If Nogin is unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of its financial reports, and the market price of Nogin’s common stock may decline. o If Nogin fails to manage its growth effectively, Nogin may be unable to execute its business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges. o Nogin may acquire or invest in companies, which may divert its management’s attention and result in additional dilution to Nogin stockholders. Nogin may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions. o Nogin faces intense competition, especially from well-established companies offering solutions and related applications. Nogin may lack sufficient financial or other resources to maintain or improve its competitive position, which may harm its ability to add new customers, retain existing customers, and grow its business. 35

RISK FACTORS (CONT’D) o Nogin may need to reduce or change its pricing model to remain competitive. o If Nogin fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or preferences, Nogin’s CaaS platform may become less competitive. o The estimates of market opportunity and forecasts of market growth included in this presentation may prove to be inaccurate. Even if the market in which Nogin competes achieves the forecasted growth, Nogin’s business could fail to grow at similar rates, if at all. o Nogin anticipates that its operations will continue to increase in complexity as it grows, which will create management challenges. o Nogin depends on its senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees may adversely affect its business. o If Nogin is unable to hire, retain and motivate qualified personnel, its business will suffer. o If Nogin is unable to maintain its corporate culture as it grows, Nogin could lose the innovation, teamwork, passion and focus on execution that it believes contributes to its success, and its business may be harmed. o Mobile devices are increasingly being used to conduct commerce, and if Nogin’s CaaS platform does not operate as effectively when accessed through these devices, Nogin’s customers and their shoppers may not be satisfied with its services, which could harm its business. o If Nogin’s software or hardware contains serious errors or defects, Nogin may lose revenue and market acceptance and may incur costs to defend or settle claims with its customers. o Nogin stores personal information of its employees, business partners, its customers and their shoppers or end-users. If the security of this information is compromised or is otherwise accessed without authorization, Nogin’s reputation may be harmed and it may be exposed to liability and loss of business. o A cyberattack, security breach or other unauthorized access or interruption to Nogin’s information technology systems or those of its third-party service providers could delay or interrupt service to Nogin’s customers and their customers, harm Nogin’s reputation or subject it to significant liability. o Nogin depends on third-party data hosting and transmission services. Increases in cost, interruptions in service, latency, or poor service from Nogin’s third-party data center providers could impair the delivery of its CaaS platform, which could result in customer or shopper dissatisfaction, damage to Nogin’s reputation, loss of customers, limited growth, and reduction in revenue. o Nogin relies on third-party proprietary and open source software for its CaaS platform. Nogin’s inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors, bugs, defects or failures caused by such software could adversely affect Nogin’s business, results of operations and financial condition. o Nogin’s use of open source software could subject it to possible litigation or cause it to subject its CaaS platform to unwanted open source license conditions that could negatively impact Nogin’s sales. o Nogin relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run its business. o Nogin’s growth depends in part on the success of its strategic relationships with third parties. o Nogin could incur substantial costs in protecting or defending its proprietary rights. Failure to adequately protect Nogin’s rights could impair its competitive position and it could lose valuable assets, experience reduced revenue, and incur costly litigation. o If Nogin fails to execute invention assignment agreements with its employees and contractors involved in the development of intellectual property or is unable to protect the confidentiality of its trade secrets, the value of Nogin’s products and Nogin’s business and competitive position could be harmed. o Evolving global laws, regulations and standards, privacy regulations, cross-border data transfer restrictions, and data localization requirements may limit the use and adoption of Nogin’s services, expose it to liability, or otherwise adversely affect its business. 36

RISK FACTORS (CONT’D) o Nogin is subject to governmental export and import controls that could impair its ability to compete in international markets and subject it to liability if Nogin violates the controls. o Nogin is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws. Non-compliance with such laws can subject Nogin to criminal and/or civil liability and harm its business. o Security breaches, denial of service attacks, or other hacking and phishing attacks on Nogin’s systems or other security breaches, including internal security failures, could harm its reputation or subject it to significant liability, and adversely affect Nogin’s business and financial results. o Nogin is exposed to fluctuations in currency exchange rates, which could negatively affect its operating results. o Nogin’s insurance costs may increase significantly, Nogin may be unable to obtain the same level of insurance coverage and Nogin’s insurance coverage may not be adequate to cover all possible losses it may suffer. o Nogin’s ability to use its net operating losses and certain other attributes may be subject to certain limitations. o Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect Nogin’s business and future profitability. o Nogin may be subject to additional obligations to collect and remit sales tax and other taxes. Nogin may be subject to tax liability for past sales, which could harm its business. 37